SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding adjustment to conversion price of the convertible bonds of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 18, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

HK$11,700,000,000 ZERO COUPON CONVERTIBLE BONDS DUE 2014
CONVERTIBLE INTO H SHARES OF SINOPEC CORP.
(the “Convertible Bonds”)
(Stock Code: 1518)

ADJUSTMENT TO CONVERSION PRICE OF
THE CONVERTIBLE BONDS

In accordance with the CB Terms and Conditions, as a result of the Cash Dividends and the Bonus Issue of Shares by Sinopec Corp., the Conversion Price of the Convertible Bonds will be adjusted from HK$ 10.60 per Share to HK$8.10 per Share, which shall become effective starting from 19 June 2013, being the date immediately after the Record Date.

Reference is made to the announcement of China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated 17 April 2007 in relation to the proposed issue and listing of the Convertible Bonds (the “CB Announcement”) and the circular of Sinopec Corp. on 10 April 2013 in relation to the proposed Cash Dividends and proposed Bonus Issue of Shares (the “Circular”). Unless otherwise defined herein, all capitalised terms shall have the same meaning given to them in the CB Announcement, the Circular and the CB Terms and Conditions.

Adjustment to the Conversion Price in relation to the Convertible Bonds

For the proposed Bonus Issue of Shares

The terms and conditions of the Convertible Bonds (the “CB Terms  and Conditions”) provided, among other things, that if Sinopec Corp. shall make a bonus issue of Company Shares, the conversion price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

A
B

where:

A	=	the aggregate nominal amount of the issued Company Shares of all classes immediately before such issue or distribution; and

B	=	the aggregate nominal amount of the issued Company Shares of all classes immediately after such issue or distribution.

For the proposed Cash Dividend

The CB Terms and Conditions provided, among other things, that if Sinopec Corp. shall pay or make any Capital Distribution to the holders of Company Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such Capital Distribution by the following fraction:

A-B
B

where:

A	=
the aggregate Current Market Price and/or the aggregate Fair Value of all Company Shares of all classes on the last Trading Day preceding the date on which the Capital Distribution is publicly announced;

B	=
the aggregate Fair Market Value on the date of such announcement, as determined in good faith by two leading independent investment banks of international repute selected by the Issuer and acting as experts, of  the Capital Distribution attributable to all Company Shares of all classes.

Pursuant to the CB Terms and Conditions, such adjustments shall become effective starting from 19 June 2013, being the date immediately after the Record Date.

The current Conversion Price is at HK$10.60 per Share. As a result of the Cash Dividends and the Bonus Issue of Shares, the Conversion Price will be adjusted from HK$10.60 per Share to HK$8.10 per Share, which shall become effective starting from 19 June 2013, being the date immediately after the Record Date. Apart from the above adjustment, all the other terms of the Convertible Bonds remain unchanged.

As at the date of this announcement, the total outstanding principal amount of the Convertible Bonds is HK$11,661,480,000. Following the above adjustment to the Conversion Price, the maximum number of Shares issuable by Sinopec Corp. upon full conversion of the outstanding Convertible Bonds  at  the  adjusted  Conversion Price will be 1,439,688,888 Shares, an increase of 339,549,266 Shares from the original 1,100,139,622 Shares based on the Conversion Price before the adjustment.

This announcement also serves as a notice to the Holders of the Convertible Bonds under Condition 5.4.14 and Condition 16 of the CB Terms and Conditions. Holders of the Convertible Bonds who are in any doubt as to the action to be taken should consult their stockbroker, bank manager, solicitor, professional accountant or other professional advisers.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
18 June 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

#            Executive Director
*            Non-executive Director
+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: June 18, 2013